Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 30, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On August 30, 2005, China Life Insurance Company Limited issued an announcement, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated August 29, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
August 30, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

Chairman’s Statement

For the first half of 2005, the national economy maintained a rapid growth, leading to an increase in the residents’ income levels and in consumption demand. All these factors created a relatively favorable environment for the development of the life insurance industry in Mainland China.

For the first half of 2005, China Life Insurance Company Limited (“the Company”) continued to implement its four principles of restructuring business mix, improving its operational efficiency, maintaining steady and profitable growth and effecting full legal compliance. As a result, the Company achieved stable growth in business and maintained its leading market position. By continuing to implement its business mix restructuring strategy the Company’s financial position strengthened, and distribution channels remained stable. Meanwhile, the Company further enhanced its corporate governance, internal control and risk management.

Steady growth in written premiums and policy fees

For the six months ended 30 June 2005, the Company’s gross written premiums and policy fees amounted to RMB42,607 million, representing an increase of 22.9% from RMB34,668 million in the corresponding period in 2004. Gross written premiums and policy fees from individual life insurance amounted to a total of RMB36,613 million, representing a 27.3% increase from RMB28,762 million in the corresponding period in 2004. Gross written premiums and policy fees from group life insurance amounted to a total of RMB637 million, representing a 97.2% increase from RMB323 million in the corresponding period in 2004. Accident and health insurance business premiums were RMB5,357 million.

Maintaining the leading market position

For the first half of 2005, despite the increase in the number of market participants, intensifying market competition and the Company’s continued focus on business mix restructuring, the Company maintained its leading position in the life insurance industry in Mainland China whilst maintaining its leading market position. The Company also focused on the restructuring of its business mix and enhancement of operational efficiency.

Further restructuring of business mix

For the first half of 2005, the Company’s gross written premiums amounted to RMB38,994 million, representing an increase of 24.2% from the RMB31,390 million in the corresponding period in 2004. The gross written premiums accounted for 91.5% of the total gross written premiums and policy fees for the first half of 2005, one percentage point increase from the 90.5% in the corresponding period in 2004. First-year gross written premiums amounted to RMB11,061 million, representing a decrease of 12% from the RMB12,565 million recorded in the corresponding period

Commission File Number 001-31914

in 2004. The total amount of first-year regular gross written premiums was RMB10,345 million, representing a decrease of 3.9% from the RMB10,765 million in the corresponding period in 2004. The first-year regular gross written premiums accounted for 93.5% of the total amount of first-year gross written premiums in the first half of 2005, while it accounted for 85.7% in the corresponding period in 2004. Despite the decrease in first-year gross written premiums and first-year regular gross written premiums compared with the figures in the corresponding period in 2004, the significant increase in the proportion of regular premiums had a positive impact on the improvement in profitability during the reporting period. The Company will continue to implement its business mix restructuring strategy.

Sound financial status and solvency position

For the first half of 2005, the Company had total revenues of RMB49,418 million, of which net investment income was RMB7,794 million. For the said period, the payments made by the Company on benefits, claims and expenses totaled RMB42,783 million, of which RMB32,966 million was for insurance benefits and claims (including life insurance death and other benefits, accident and health claims and claim adjustment expenses, increase in liability of long-term traditional insurance contracts and interest credited to long-term investment type insurance contracts), representing an increase of 24.7% from the corresponding period in 2004. The Company’s operating expenses (including amortization of deferred policy acquisition costs, underwriting and policy acquisition costs and administrative expenses), amounted to RMB7,876 million representing an increase of 11.4% from the corresponding period in 2004. Net profit attributable to shareholders of the Company for the six months ended 30 June 2005 was RMB5,208 million, representing an increase of RMB2,396 million or 85.2% from the corresponding period in 2004. As at 30 June 2005, the Company had total assets of RMB501,783 million, representing an increase of RMB68,112 million or 15.7% from the beginning of 2005.

The Company’s strong capital base contributes to its sound solvency position. As at 30 June 2005, the Company’s actual solvency level was 289% of the minimum regulatory requirement, which should support sustainable development of the Company in the near future.

Stable distribution channels

As at 30 June 2005, the Company had approximately 663,000 exclusive agents, a slight decrease from 668,000 exclusive agents as at 30 June of 2004. Its direct sales team comprised of approximately 12,000 full-time direct sales representatives, maintaining the same number as at 30 June of 2004, and it has over 88,200 intermediaries and distribution networks (including non-dedicated agencies such as commercial banks, post offices and savings cooperatives), showing a decrease of 3.1% from the number as at 30 June 2004. Although the respective numbers of exclusive agents and intermediaries slightly decreased due to rigorous market competition and the increase of competitors, the distribution channels maintained basic stability.

The exclusive agent team is the core of the Company’s distribution channels. The Company’s “Jin Ding Project”, aiming to improve the exclusive agents’ sales skills and their management, has achieved satisfactory results in improvement of exclusive agent team management, enhancement of sales results and restructuring of business mix. The Company also provides various training programmes to agents in order to improve their productivity and performance.

Commission File Number 001-31914

Corporate Governance

On 16 June 2005, the 2004 Directors’ Report and Supervisors’ Report was considered and approved and special resolutions relating to the amendments of the Articles of Association of the Company and the granting of a general mandate for the Board of Directors to issue and allot new shares were passed at the 2004 annual general meeting. On 29 July 2005, the resolution relating to the appointment of Mr. Yang Chao as the Company’s director was considered and approved in the extraordinary general meeting of the Company.

On 29 July 2005, at the seventeenth meeting of the first session of the Board, the Board approved Mr. Wang Xianzhang’s request for resignation from his position as Director and Chairman, and Mr. Fan Yingjun’s request for resignation from his position as the independent non-executive director. At the same session, Mr. Yang Chao was appointed Chairman. At the same meeting, the Board also approved the complaint handling process under the framework of the Audit Committee, which came into effect on the same day.

Future Prospects

While growth momentum remains strong in Mainland China’s life insurance industry, expected capital market volatility, foreign exchange mechanism reform and intensifying competition may add uncertainty to business operation and operating results in the second half of 2005. Business development, new fund investment and existing fund reinvestment may be more challenging, and the Company may meet more pressure on maintaining the consolidated cost control level of the first half of 2005. Bearing these factors in mind, the Company expects, however, to continue to strengthen its leading position in the life insurance market in Mainland China by continuing to restructure its business mix, consolidate its distribution channels, increase investment returns, and strengthen risk and cost control in the second half of 2005.

Management Discussion and Analysis

Summary

For the first half of 2005, the Company’s total revenues accounted for RMB49,418 million (RMB38,945 million for the corresponding period in 2004), representing an increase of 26.9% from the corresponding period in 2004. Net profit attributable to shareholders of the Company for this financial period amounted to RMB5,208 million (RMB2,812 million for the corresponding period in 2004), representing an increase of 85.2% from the corresponding period in 2004. The growth in total revenues of the Company was primarily attributable to the increase of gross written premiums and the significant rise in investment income.

The Company has adopted the new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which have become effective for accounting periods commencing on or after 1 January 2005. Other than reclassification in certain investments and insurance accounts, the adoption of the new HKFRS had no material impact on the shareholders’ equity and net profit.

For the first half of 2005, the Company’s basic and diluted earnings per share was RMB0.19, growing at the same rate as the increase in net profit attributable to shareholders of the Company.

As at 30 June 2005, the number of employees of the Company was 74,646.

Comparison between the six months ended 30 June 2005 and the six months ended 30 June 2004

Commission File Number 001-31914

Consolidated Revenues

Net premiums earned and policy fees of the Company for the six months ended 30 June 2005 totaled RMB42,061 million (RMB33,937 million for the corresponding period in 2004), representing an increase of 23.9% over the corresponding period in 2004. This growth was mainly due to the increase in individual life insurance business and group life insurance business, representing an increase of 27.1% and 96.3% respectively over the corresponding period in 2004.

Net investment income for the six months ended 30 June 2005 was RMB7,794 million (RMB5,018 million for the corresponding period in 2004), representing an increase of 55.3% from the corresponding period in 2004. This growth was primarily attributable to the growth in investment assets, increase in base interest rates, as well as increase in investment yield as a result of adjustments to the investment portfolio.

For the six months ended 30 June 2005, net realised loss on financial assets amounted to RMB383 million (net realised loss on investments amounted to RMB63 million for the corresponding period in 2004). Net fair value loss on assets at fair value through income amounted to RMB888 million (net unrealised loss on trading securities amounted to RMB723 million for the corresponding period in 2004). This result was mainly attributable to the volatility of the stock market of Mainland China in the first half of 2005.

Benefits, claims and expenses

For the six months ended 30 June 2005, the Company’s total benefits, claims and expenses amounted to RMB42,783 million (RMB35,158 million for the corresponding period in 2004), representing an increase of 21.7% from the corresponding period in 2004. The increase was mainly due to the growth of the Company’s business.

Income tax

The Company’s income tax expenses for the six months ended 30 June 2005 were RMB1,391 million (RMB955 million for the corresponding period in 2004). The effective tax rate decreased from 25.2% for the first half of 2004 to 21.0% for the first half of 2005. This decrease was mainly attributable to the increase in tax-free interest income from government bonds for the first half of 2005.

Net Profit

For the six months ended 30 June 2005, the Company’s net profit attributable to shareholders of the Company was RMB5,208 million (RMB2,812 million for the corresponding period in 2004), representing an increase of 85.2% from the same period in 2004. The increase in net profit attributable to shareholders of the Company was attributable to an increase in investment income, business development and the restructuring of business mix, as well as cost control.

Commission File Number 001-31914

Liquidity and Capital Resources

Liquidity Resources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales of investment assets, investment income and financing income. The primary liquidity concerns with respect to these cash inflows are the risk of early contract holder and policyholder withdrawal, as well as the risks of default by debtors, interest rate changes and capital market volatilities, and other risks. The Company closely monitors and endeavors to manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As at 30 June 2005, the amount of cash and cash equivalents was RMB39,665 million (RMB27,217 million on 31 December 2004). As at 30 June 2005, the amount of term deposits was RMB167,121 million (RMB175,498 million on 31 December 2004).

The Company’s portfolio of investment securities also provides a source of liquidity to meet unexpected cash outflows. As at 30 June 2005, available-for-sale securities within the investments in debt securities had a fair value of RMB71,811 million (non-trading securities within the investments in debt securities had a fair value of RMB69,791 million on 31 December 2004). As at 30 June 2005, investment in equity securities (mainly securities investment funds) had a fair investment value of RMB20,779 million (RMB17,271 million on 31 December 2004).

Liquidity Uses

The Company’s principal cash outflows primarily relate to the liabilities associated with the benefits and claims of our various life insurance, annuity, accident and health insurance products, and dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders.

The Company believes that its sources of liquidity are sufficient to meet its cash requirements.

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiary (the “Group”) for the six months ended 30 June 2005:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited	Unaudited (Restated)
		For the six months ended 30 June
		2005	2004
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees		42,607	34,668
Less: premiums ceded to reinsurers		(372)	(584)

Net written premiums and policy fees		42,235	34,084
Net change in unearned premium reserves		(174)	(147)

Net premiums earned and policy fees		42,061	33,937

Net investment income	1	7,794	5,018
Net realised gain/(loss) on financial assets	1	(383)	—
Net realised gain/(loss) on investments	1	—	(63)
Net fair value gain/(loss) on assets at fair value through income	1	(888)	—
Net unrealised gain/(loss) on trading securities	1	—	(723)
Other income		834	776

Total revenues		49,418	38,945

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(4,098)	(2,740)
Accident and health claims and claim adjustment expenses		(3,517)	(2,732)
Increase in liability of long-term traditional insurance contracts		(23,063)	(19,245)
Interest credited to long-term investment type insurance contracts		(2,288)	(1,725)
Interest credited to investment contracts		(479)	(359)
Policyholder dividends and participation in profits		(1,317)	(1,157)
Amortisation of deferred policy acquisition costs		(3,602)	(2,893)
Underwriting and policy acquisition costs		(1,082)	(758)
Administrative expenses		(3,192)	(3,418)
Other operating expenses		(54)	(84)
Statutory insurance levy		(91)	(47)

Total benefits, claims and expenses		(42,783)	(35,158)

Net profit before income tax expenses	2	6,635	3,787
Income tax expenses	3	(1,391)	(955)

Net profit		5,244	2,832

Attributable to:
– shareholders of the Company		5,208	2,812
– minority interests		36	20

		5,244	2,832

Basic and diluted earnings per share	4	RMB0.19	RMB 0.11

Dividends		—	—

Commission File Number 001-31914

Notes:

1.	Investment results

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Net investment income
Debt securities	3,648	1,262
Equity securities	283	511
Term deposits and cash and cash equivalents	3,901	3,060
Policy loans	11	—
Securities purchased under agreements to resell	3	207
Other investments	15	—

Subtotal	7,861	5,040
Securities sold under agreements to repurchase	(40)	(10)
Investment expense	(27)	(12)

Total	7,794	5,018

Net realised gain/(loss)
Debt securities	185	17
Equity securities	39	—
Impairment
– debt securities (i)	(92)	(80)
– equity securities	(515)	—

Total	(383)	(63)

Net fair value gain(loss) on assets at fair value through income (2004: Net unrealised gain(loss) on trading securities)
Debt securities	(10)	—
Equity securities	(878)	(723)

Total	(888)	(723)

(i)	As at 30 June 2005, the carrying value of government bonds plus the related accrued interest deposited with Min Fa Securities Limited Company (“Min Fa Securities”) totaled RMB412 million. Min Fa Securities was known in financial difficulty in 2004. In July 2005, Min Fa Securities has been ordered by China Securities and Regulatory Commission to wind up and the liquidation proceedings of Min Fa Securities have commenced. As a result, the Group has made an additional provision of RMB92 million to fully cover the bond and related accrued interest.

Commission File Number 001-31914

2.	Net profit before income tax expenses

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Staff costs
Wages and salary	1,333	1,693
Housing benefits	101	86
Contribution to the defined contribution pension plan	152	99
Depreciation – owned property, plant and equipment	434	417
Loss on disposal of property, plant and equipment	1	1

3.	Taxation

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Current taxation:
– Enterprises income tax	568	102
Deferred taxation relating to the origination and reversal of temporary differences	823	853

Taxation charges	1,391	955

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Net profit before income tax expenses	6,635	3,787

Tax computed at the statutory tax rate of 33%	2,190	1,250
Tax-exempt income	(814)	(407)
Expenses not deductible for tax purposes	15	112

Income taxes at effective tax rate	1,391	955

Tax-exempt income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts.

Commission File Number 001-31914

(c)	At 30 June 2005, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
		(Restated)
At 1 January	4,371	3,686
Deferred taxation charged to income statement	823	853
Taxation charged to equity
– change in unrealised loss of available-for-sale securities (non-trading securities), deferred policy acquisition costs, and liability of long-term traditional insurance contracts	1,450	(932)

At 30 June	6,644	3,607

4.	Earnings per share

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2005 is based on the weighted average number of 26,764,705,000 (2004: 26,764,705,000) ordinary shares in issue during the period.

5.	Segment information

	For the six months ended 30 June 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	36,613	637	5,357	—	42,607
Gross written premiums	33,417	220	5,357	—
– Term	85	13	—	—
– Whole	11,046	207	—	—
– Endowment	20,278	—	—	—
– Annuity	2,008	—	—	—
Policy fees	3,196	417	—	—
Net premiums earned and policy fees	36,562	634	4,865	—	42,061
Net investment income	6,833	854	107	—	7,794
Net realised gain/(loss) on financial assets	(336)	(42)	(5)	—	(383)
Net fair value gain/(loss) on assets at fair value through income	(779)	(97)	(12)	—	(888)
Other income	—	—	—	834	834

Segment revenues	42,280	1,349	4,955	834	49,418

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(3,787)	(311)	—	—	(4,098)
Accident and health claims and claim adjustment expenses	—	—	(3,517)	—	(3,517)
Increase in liability of long-term traditional insurance contracts	(22,965)	(98)	—	—	(23,063)
Interest credited to long-term investment type insurance contracts	(2,274)	(14)	—	—	(2,288)
Interest credited to investment contracts	—	(479)	—	—	(479)
Policyholder dividends and participation in profits	(1,184)	(133)	—	—	(1,317)
Amortization of deferred policy acquisition costs	(3,308)	(169)	(125)	—	(3,602)
Underwriting and policy acquisition costs	(912)	(8)	(162)	—	(1,082)
Administrative expenses	(1,556)	(289)	(584)	(763)	(3,192)
Other operating expenses	(23)	(4)	(8)	(19)	(54)
Statutory insurance levy	(62)	(1)	(28)	—	(91)

Segment benefits, claims and expenses	(36,071)	(1,506)	(4,424)	(782)	(42,783)

Segment results	6,209	(157)	531	52	6,635

Income tax expenses	—	—	—	(1,391)	(1,391)

Net profit/(loss)	6,209	(157)	531	(1,339)	5,244

Attributable to:
– shareholders of the Company	6,209	(157)	531	(1,375)	5,208
– minority interests	—	—	—	36	36

	6,209	(157)	531	(1,339)	5,244

Commission File Number 001-31914

	For the six months ended 30 June 2004 (Restated)
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	28,762	323	5,583	—	34,668
Gross written premiums	25,684	131	5,575	—
– Term	73	2	—	—
– Whole	8,950	129	—	—
– Endowment	14,806	—	—	—
– Annuity	1,855	—	—	—
Policy fees	3,078	192	8	—
Net premiums earned and policy fees	28,762	323	4,852	—	33,937
Net investment income	4,455	472	91	—	5,018
Net realised gain/(loss) on investments	(56)	(6)	(1)	—	(63)
Net unrealised gain/(loss) on trading securities	(642)	(68)	(13)	—	(723)
Other income	—	—	—	776	776

Segment revenues	32,519	721	4,929	776	38,945

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(2,527)	(198)	(15)	—	(2,740)
Accident and health claims and claim adjustment expenses	—	—	(2,732)	—	(2,732)
Increase in liability of long-term traditional insurance contracts	(18,903)	(94)	(248)	—	(19,245)
Interest credited to long-term investment type insurance contracts	(1,725)	—	—	—	(1,725)
Interest credited to investment contracts	—	(356)	(3)	—	(359)
Policyholder dividends and participation in profits	(1,136)	(21)	—	—	(1,157)
Amortization of deferred policy acquisition costs	(2,773)	(59)	(61)	—	(2,893)
Underwriting and policy acquisition costs	(522)	(27)	(209)	—	(758)
Administrative expenses	(1,805)	(163)	(744)	(706)	(3,418)
Other operating expenses	(27)	(2)	(11)	(44)	(84)
Statutory insurance levy	—	—	(47)	—	(47)

Segment benefits, claims and expenses	(29,418)	(920)	(4,070)	(750)	(35,158)

Segment results	3,101	(199)	859	26	3,787

Income tax expenses	—	—	—	(955)	(955)
Net profit/(loss)	3,101	(199)	859	(929)	2,832

Attributable to:
– shareholders of the Company	3,101	(199)	859	(949)	2,812
– minority interests	—	—	—	20	20

	3,101	(199)	859	(929)	2,832

Commission File Number 001-31914

Condensed consolidated balance sheet

	Unaudited	Audited (Restated)
	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
ASSETS
Property, plant and equipment	12,487	12,250
Deferred policy acquisition costs	35,269	32,787
Financial assets
Debt securities	205,650	150,234
– held-to-maturity securities	133,330	79,603
– available-for-sale securities	71,811	—
– non-trading securities	—	69,791
– financial assets at fair value through income	509	—
– trading securities	—	840
Equity securities	20,779	17,271
– available-for-sale securities	15,427	—
– non-trading securities	—	12,597
– financial assets at fair value through income	5,352	—
– trading securities	—	4,674
Term deposits	167,121	175,498
Statutory deposits - restricted	4,000	4,000
Policy loans	627	391
Securities purchased under agreements to resell	—	279
Accrued investment income	6,826	5,084
Premiums receivables	6,123	3,912
Reinsurance assets	1,387	1,297
Cash and cash equivalents	39,665	27,217
Other	1,849	3,451

Total assets	501,783	433,671

LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	1,468	1,215
– unearned premium reserves	5,196	5,212
Long-term traditional insurance contracts	140,123	117,301
Long-term investment type insurance contracts	217,819	191,885
Financial liabilities
Investment contracts
– with discretionary participation feature (“DPF”)	39,789	32,476
– without DPF	1,990	1,635
Securities sold under agreements to repurchase	1,168	—
Annuity and other insurance balances payable	4,256	2,801
Premiums received in advance	973	2,447
Policyholder dividends payable	1,823	2,037
Other liabilities	5,126	4,960
Deferred tax liabilities	6,644	4,371
Statutory insurance fund	319	429

Total liabilities	426,694	366,769

Shareholders’ equity
Share capital	26,765	26,765
Reserves	34,518	31,573
Retained earnings	13,400	8,192

	74,683	66,530
Minority interests	406	372

Total equity	75,089	66,902

Total liabilities and equity	501,783	433,671

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2005	26,765	31,573	8,192	372	66,902
Net profit	—	—	5,208	36	5,244
Unrealized gain/(loss), net of tax	—	2,945	—	(2)	2,943

As at 30 June 2005	26,765	34,518	13,400	406	75,089

As at 1 January 2004	26,765	34,051	1,620	320	62,756
Net profit	—	—	2,812	20	2,832
Unrealized gain/(loss), net of tax	—	(1,892)	—	—	(1,892)

As at 30 June 2004	26,765	32,159	4,432	340	63,696

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited
	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Net cash inflow from operating activities	23,382	16,629
Net cash outflow from investing activities	(45,528)	(89,528)
Net cash inflow from financing activities	34,594	53,163

Net increase / (decrease) in cash and cash equivalents	12,448	(19,736)

Cash and cash equivalents
Beginning of period at 1 January	27,217	42,616

End of period at 30 June	39,665	22,880

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	15,756	22,429
Short-term bank deposits	23,909	451

Cash and cash equivalents	39,665	22,880

Supplemental cash flow information
Income tax paid	268	132

Basis of preparation and accounting policies

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

These condensed accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which were effective for accounting periods commencing on or after 1 January 2005. Other than reclassification in certain investment and insurance accounts there was no material impact of the adoption of the new HKFRS on shareholders’ equity and net profit.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

Review of interim report by auditors and audit committee

The Company’s interim financial report for the six months ended 30 June 2005 has been reviewed by the Company’s independent auditors, PricewaterhouseCoopers, and has also been reviewed and approved by the Audit Committee of the Company.

Purchase, sale or redemption of the Company’s shares

During the six months ended 30 June 2005, the Company had not purchased, sold or redeemed any of its shares.

Compliance with Code on Corporate Governance Practices of the Listing Rules

For the six months ended 30 June 2005, the Company had complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except in respect of the separated roles of chairman and chief executive officer and the composition of the remuneration committee, which were not in compliance with code provisions A.2.1 and B.1.1 of the Code respectively.

Commission File Number 001-31914

According to code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

During the reporting period, Mr. Wang Xianzhang acted as the Chairman and President from 1 January to 1 June 2005. On 1 June 2005, Mr. Wang Xianzhang resigned from the position of President. On the same day, Mr. Yang Chao was appointed as President by the Board. Therefore, during the period from 1 June to 30 June 2005, Mr. Wang Xianzhang and Mr. Yang Chao held the positions of Chairman and President respectively. On 29 July 2005, Mr. Wang Xianzhang resigned from the positions of Chairman and Director and Mr. Yang Chao was elected Director and Chairman on the same day.

The arrangement under which the roles of Chairman and President are performed by the same individual is the extension of the Company’s existing corporate governance model. It has been considered beneficial at the present stage as it helps to maintain the continuity of the Company’s policies and the stability of the Company’s operations, as well as to enhance the management of the Company. In the future, the Company will consider separating the roles of Chairman and President when it considers appropriate.

According to code provision B.1.1 of the Code, issuers should establish a remuneration committee with specific written terms of reference which deal clearly with its authority and duties. The majority of the members of the remuneration committee should be independent non-executive directors.

Currently, the Company’s management training and remuneration committee comprises four members, two of which are independent non-executive Directors. The Company will adjust, as soon as possible, the composition of the management training and remuneration committee pursuant to the requirement in code provision B.1.1 of the Code which provides that “a majority of the members of the remuneration committee should be independent non-executive directors”.

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

The Directors of China Life Insurance Company Limited:

Executive Directors:	Yang Chao, Miao Fuchun
Non-executive Directors:	Wu Yan, Shi Guoqing
Independent Non-executive Directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Beijing, China, 29 August 2005